June 10, 2025

Gregory Zikos
Chief Financial Officer
Costamare Inc.
7 Rue du Gabian
MC 98000 Monaco

        Re: Costamare Inc.
            Form 20-F for the Fiscal Year ended December 31, 2024
            Filed February 20, 2025
            File No. 001-34934
Dear Gregory Zikos:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2024
Operating and Financial Review and Prospects, page 70

1.     We note that you include Segmental Financial Information on page 80 although do
       not discuss or analyze the financial results of each segment, as would ordinarily be necessary to comply with Item 5 of Form 20-F. This requires explanations and assessments, along with quantitative and qualitative descriptions of the reasons underlying material changes, and states that information provided "...also must relate to all separate segments and/or other subdivisions (e.g., geographic areas, product lines) of the company [and]...must include other statistical data that the company
       believes will enhance a reader   s understanding of the company   s
financial condition,
       cash flows and other changes in financial condition, and results of operations."

       Please expand your disclosures to discuss and analyze the results of operations of each reportable segment, including the associated non-financial statistical details that are correlated with those operations, to address the requirements referenced above.
 June 10, 2025
Page 2

       Given your disclosure on page 55, explaining that having a large fleet of containerships with varying TEU capacities has enhanced your relationships with charterers by enabling them to efficiently serve the East-West, North-South and Intra-
       regional trade routes, which has in turn allowed you to operate in the different rate environments prevailing for those routes, also indicate how your segment results of operations are correlated with each of these trade routes and describe the effects of the various rate environments, along with any related trends and uncertainties.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mark Wojciechowski at 202-551-3759 or Gus Rodriguez at 202-551-
3752 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation